

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2017

Steven N. Gersten
Secretary
Dynavax Technologies Corporation
2929 Seventh Street, Suite 100
Berkeley, California 94710

      Re: Dynavax Technologies Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed June 30, 2017
          File No. 001-34207

Dear Mr. Gersten:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                 Division of Corporation Finance
                                 Office of Healthcare & Insurance

cc: Nikki Pope, Cooley LLP